Mail-Stop 4561
							January 10, 2006

Via facsimile and U.S. Mail
Mr. Stephen M. Oksas
President and Chief Executive Officer
Mutual Federal Bancorp, Inc.
2212 West Cermak Road
Chicago, Illinois 60608

Re:   Mutual Federal Bancorp, Inc.
                     Amendment Number 1 to Form SB-2
	         File No. 333-129835
                     Filed January 3, 2006

Dear Mr. Oksas:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

How We Determined to Offer ..., page 6
1. With regard to the last set of bullets on page 8 (for fully converted ratios of Mutual Bancorp), we note that you indicate 10% of shares outstanding after the offering will be "allocated" to the stock option plan. Revise to instead state that 10% of the shares outstanding after the offering will be used to fund the stock option plan and such shares will come from the 70% to be owned by the Mutual
Federal Bancorp.
2. The 10% for the stock option plan appears to be inconsistent with the disclosures on page 13 wherein it indicates 4.9% of total shares and 16.3% of shares excluding those held by Mutual Federal. Assuming the 4.9% represents plans initiated before 1 year, advise us if the
Company`s intent is to have a plan of 4.9% or wait until the year lapses and have a plan with 10%. If so, revise the disclosures herein and on page 13 to so indicate.

Our Officers, Directors and Employees will ..., pages 12-13
3. The first sentence of the second paragraph indicates authority to have benefit plans up to 25% of the shares outstanding held by other than Mutual Federal. This appears to be 7.5% of the total outstanding
(.25 x .30= .075%). However, the bullet on page 8 states that the option plan alone would equal 10%. Please revise the disclosure herein to clarify how 10% of the total outstanding shares will be issued to the option plan and, if the 25% limitation only applies to plans initiated before 1 year, so state and provide disclosure of the limits after 1 year.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
	Any accounting questions may be directed to Paula Michelle Smith at (202) 551-3696 or John Nolan, Branch Chief at (202) 551-8415.
All
other questions regarding the comments may be directed to Michael Clampitt at (202) 551-3434 or to me at (202) 551-3775.

						Sincerely,

						Todd Schiffman
						Assistant Director
						Financial Services Group



CC:	Via U.S. Mail and Fax: (312) 609-5005
	Daniel C. McKay II, Esq.
	Jennifer Durham King, Esq.
	Vedder, Price, Kaufman & Kramholz, P.C.
	222 North LaSalle Street, Suite 2600
	Chicago, Illinois 60601
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Mr. S.M. Oksas
Mutual Federal Bancorp, Inc.
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